================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 1)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                              BOOKS-A-MILLION, INC.
                     (Name of Subject Company and (Issuer))

                         BOOKS-A-MILLION, INC. (ISSUER)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    098570104
                      (CUSIP Number of Class of Securities)

                                SANDRA B. COCHRAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              BOOKS-A-MILLION, INC.
                               402 INDUSTRIAL LANE
                            BIRMINGHAM, ALABAMA 35211
                                 (205) 942-3737
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of Filing Persons)

                                    Copy to:

                            STEVEN DELLA ROCCA, ESQ.
                              LATHAM & WATKINS LLP
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200

                                ---------------

                            CALCULATION OF FILING FEE


        Transaction Valuation*                   Amount of Filing Fee**
        ---------------------                    --------------------
              $40,000,000                               $4,708

---------------
* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 4,000,000 shares of common stock at the maximum tender offer price of $10.00 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.

[X] Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $4,708                Filing Party: Books-A-Million, Inc.
         Form or Registration No.: Schedule TO          Date Filed: June 23, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 23, 2005 (the "Schedule TO") by Books-A-Million, Inc., a Delaware corporation (the "Company"), relating to a tender offer by the Company for up to 4,000,000 shares of the Company's common stock, par value $0.01 per share (the "shares"), at a price not greater than $10.00 nor less than $8.75 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated June 23, 2005, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). This Amendment is intended to satisfy the reporting requirements of Rule 13d-4(c)(3) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer is incorporated in this Amendment by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 11

         Items 1 through 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with the original Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively, are hereby amended and supplemented as follows:

(1) The first sentence of the seventh paragraph under Section 1 ("Number of Shares; Proration") on page 3 is amended by deleting the phrase "As promptly as practicable" and substituting the word "Promptly" and by deleting the phrase "in our sole discretion."

(2) The first sentence of the first full paragraph on page 5 is amended by deleting the phrase "as promptly as practicable" and substituting the word "promptly."

(3) The penultimate sentence of the first full paragraph on page 5 is amended by deleting the phrase "as promptly as practicable" and substituting the word "promptly."

(4) The first sentence of the fourth paragraph on page 11 is amended by deleting the phrase "as promptly as practicable" and substituting the word "promptly."

(5) The penultimate sentence of the paragraph labeled "Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects" under Section 3 ("Procedures for Tendering Shares") on page 12 is amended by deleting the phrase "Our interpretation" and substituting the phrase "Our reasonable interpretation."

(6) Section 4 ("Withdrawal Rights") is amended by adding the following as the fourth paragraph of such section:

         "If a stockholder has used more than one letter of transmittal or has otherwise tendered shares in more than one group of shares, the stockholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included in the notice or notices."

(7) The first sentence of the first paragraph under Section 5 ("Purchase of Shares and Payment of Purchase Price") on page 13 is amended by deleting the phrase "as promptly as practicable" and substituting the word "promptly."

(8) The first sentence of the second full paragraph on page 14 is amended by deleting the phrase "as soon as practicable" and substituting the word "promptly."

(9) The last sentence of the second full paragraph on page 14 is amended by deleting the phrase "as promptly as practicable" and substituting the word "promptly."

(10) The first bullet point under Section 7 ("Conditions of the Tender Offer") on page 15 is amended by deleting the third sub-bullet point thereof.

(11) The second sentence of the first paragraph under Section 15 ("Extension of the Tender Offer; Termination; Amendment") on page 27 is amended and restated as follows:

         "We also expressly reserve the right, if any of the events set forth in
         Section 7 has occurred or is deemed by us to have occurred, to terminate the Offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement."

(12) The Letter of Transmittal sent to all stockholders in connection with the Offer is amended by deleting the phrase "as promptly as practicable" and substituting the word "promptly" in the ninth line of page 6 of the Letter of Transmittal and by deleting the phrase "as soon as practicable" and substituting the word "promptly" in the penultimate sentence of the paragraph labeled "Partial Tenders (Not Applicable to Stockholders Who Tender by Book-Entry Transfer)" on page 11 of the Letter of Transmittal.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2005


                                        BOOKS-A-MILLION, INC.


                                        By: /s/ Richard S. Wallington
                                            ------------------------------
                                            Name: Richard S. Wallington
                                            Title: Chief Financial Officer